                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT) Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

                                  *  *  *  *

The following letter and attachment was distributed to CBOT members on March 12, 2001 and is currently available on the CBOT's intranet site, MemberNet.



                                March 12, 2001


Dear Fellow Members:

The attached article from the March 11, 2001 Chicago Tribune reaffirms the belief that our customers still like the liquidity and efficiency of the open outcry markets at the Chicago Board of Trade. As you know, our business strategy is to continue to provide the best of both open outcry and electronic trading platforms for the users of our markets, and allow them to decide where they want to put their business, as long as we keep it at the CBOT.

I also want to remind you of the "core rights" provision in our restructuring strategy that keeps our open outcry markets open if they are "liquid." Essentially, the pit would have to maintain at least 30% of the volume in its product. If an open outcry pit stays above that 30% benchmark, it stays open unless the members vote otherwise. If it does not, that does not mean the pit would be closed. The Board of Directors would make a review and consider it. I felt that creating such a clear performance standard, as opposed to just allowing the Board of Directors to decide, must be a core right in our restructuring plan.

I will be holding our March member information meeting on Wednesday, March 21 at 2:15pm in the Mansfield Room. Our new President and CEO, David Vitale, also will be present and will make some remarks. I invite you to attend this meeting in person or via MemberNet.

                                           Sincerely,



                                           /s/ Nickolas J. Neubauer
                                           Nickolas J. Neubauer

Attachment

While the Board of Trade of the City of Chicago, Inc. (CBOT(R)) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

    [CBOT LOGO]

        Monday, March 12, 2001              Daily NewsBriefing Article Sequence
                                            Current Futures Industry News
Daily NewsBriefing                          Trend or Forecast Articles
                                            Features and Background Stories
================================================================================
                                Chicago Tribune
                                March 10, 2001

                        A FAR, AND LOUD, CRY FROM GONE
           ELECTRONIC TRADING SYSTEMS HAVEN'T SILENCED OPEN OUTCRY

By Melissa Allison
Tribune Staff Writer
March 11, 2001


When George W. Bush wanted to sell his tax plan in Chicago last week, he chose as his platform the lively trading floor of the Chicago Mercantile Exchange.

No wonder.

Surrounded by brightly-clad traders and electronic boards full of flashing lights, Bush appeared close to the beating heart of U.S. capitalism.

Such free-market imagery comes easily in Chicago. Its once-thriving stockyards and steel mills may have faded, but the trading floors remain as vibrant, noisy reminders that the city is still in business.

The open-outcry futures pits also serve as a cold splash of reality to those who, just two and three years ago, predicted their imminent demise. Most of the world's hottest exchanges were electronic, the reasoning went, and Chicago's could not be far behind.

Indeed, screen trading has come to Chicago. But it has not taken over, and there is reason to believe that open outcry has more staying power in a digital age than almost anyone might have imagined.

In Chicago, trading volume in the rough-and-tumble pits still outpaces the amount done on the screen by hundreds of thousands of contracts a day. So when customers want liquidity--the spot where buyers and sellers come together--they still go to the sweaty folks in the colorful jackets.

Of course, some believe the exchanges might have a lot more business if they had converted long ago to electronic systems, which are less expensive to operate and eliminate geographic barriers.

But it has not happened. The reasons are complex and reveal how Chicago, with its long history of shouting and waving in the pits, is different from other trading centers.

For one, Chicago's liquid markets are difficult to replicate, even electronically. Computers cannot yet simulate some of the complicated trades done on the floor, and the sheer scale of the business deters change, too.

Also, small trading firms in Chicago, not to mention generations of floor-trading families, want protection from electronic trading.

Pit trading still dominates Chicago exchanges

Although electronic trading is used at the Chicago Board of Trade and the Chicago Mercantile Exchange, most trades still occur in open-outcry pits.

Chicago Board of Trade                    Chicago Mercantile Exchange
Trade volume in millions                  Trade volume in millions

[BAR CHART]                               [BAR CHART]

Sources: Chicago Board of Trade and Chicago Mercantile Exchange


                                   Continued

                                Chicago Tribune
                                March 10, 2001
                                  Continued

Their interests have been served by exchanges that so far have not felt the same threat to their business that toppled open-outcry exchanges overseas.

Electronic futures competitors like the Cantor Exchange, once regarded as a dire threat, have failed to take over the business. Even in the options marts, where trading floors are more automated, the new all-electronic International Securities Exchange has attracted just 3.6 percent of total U.S. options business.

Arthur Hahn, senior lawyer in the financial services group of Katten Muchin Zavis, thinks the Chicago pits were underestimated.

"Everyone was predicting their demise," he said. "And yet, if you look at their history and what a good service they provide, you shouldn't be surprised they're still there doing a good job."

Like many industry pros, Hahn believes that electronic trading ultimately will prevail as traders become more comfortable with increasingly better computer systems.

"Electronics have the advantage when there are easier-to-use systems because they are faster to use and their reach is broader," he said.

No one knows when an electronic takeover might happen because much still weighs against the transition.

A big factor, critics say, is a stacked deck. The exchanges artificially prop up their open-outcry systems by limiting the scope of electronic trading and pricing it to favor continued survival of the pits.

--------------------------------------------------------------------------------
'One of the reasons it's taking longer in Chicago is that the political power of the floor has leaned over backward to make sure the pit is the preferred place to do business.'

John Damgard,
Futures Industry Association
--------------------------------------------------------------------------------

It's an effective tactic because no electronic competitors offer equally liquid markets for less.

The sentiment is nothing new for some of the Chicago exchanges' largest customers--Wall Street firms--which have long complained that the exchanges put the interests of individual members above those of customers.

"For a member to vote in favor of more technology was seen as a way to deny himself a living," said John Damgard, head of the Futures Industry Association, which represents many large futures users.

The Chicago exchanges' shift from member to shareholder ownership and the willing introduction of electronic trading platforms are seen as milestones in the move away from floor-trader domination. But critics contend the exchanges still go too far in protectionism.

"One of the reasons it's taking longer in Chicago is that the political power of the floor has leaned over backward to make sure the pit is the preferred place to do business," Damgard said, adding that the exchanges nevertheless are "on the right track."

Not every exchange across the globe had time for an extended evolution.

                                   Continued

                                Chicago Tribune
                                March 10, 2001
                                  Continued

                                    [PHOTO]

Clerks (from left) John Monteleone, Louis Esposito and Steven Kamajian shout from the edge of the NASDAQ 100 futures pit, relaying information between coworkers at their desks and traders in the pits.


 Several years ago, the London International Financial Futures Exchange found itself targeted by the toughest competitor around: Frankfurt's Eurex, now the world's No. 1 futures mart.

The London exchange, originally modeled after Chicago's open-outcry pits, lost its premier German bond contract but managed to keep the important euro contract by going electronic.

Now European exchanges are looking to offer their products in the U.S., which has helped spur Chicago markets to form alliances, including a Board of Trade partnership with Eurex, and enhance their electronic trading capabilities to compete.

"We're going to offer both trading platforms and see which one the customer chooses," said Nickolas Neubauer, chairman of the Board of Trade.

While liquidity in a given product generally migrates to a single dominant market venue over time, customers may want both trading methods, just as they use ATMs and full-service bank branches, pointed out David Vitale, the new chief executive of the Board of Trade and former vice chairman of Bank One Corp.

For worried pit traders, the Board of Trade and the Merc have put in place guarantees: As long as contract volume in each pit comprises a certain share of a contract's total volume, the pit will remain open.Steven Wollack, a longtime Merc trader and former Merc director, says pricing at the exchange and clearing firms clearly favors open-outcry.

"The incentive for institutions is still to use the pit," Wollack said, explaining that it costs the same to trade a certain online "e-mini" contract at the Merc as it does to trade a contract five times larger that is available only through the open-outcry pits during the day.Wollack prefers screen trading because he tends to trade the smaller contracts, but he goes to the pits for larger orders.

"I can trade one big S&P for $5. With five e-mini's, it would cost me $25," he said.

Lewis Borsellino, another veteran Merc trader, believes that large, institutional customers will not move from the safe liquidity of the open-outcry pits until liquidity is firmly established with electronic trading.

What could trigger that? Perhaps a rush of retail customers, attracted by the pending introduction of single-stock futures, Borsellino said.

Meanwhile, the pits continue to provide a vivid face for business in Chicago, even as the politics of screen trading vie with the politics of tax cuts under a new president for the attention of Chicago's trading hordes.

                                   Continued

                                Chicago Tribune
                                March 10, 2001
                                  Continued



                                    [PHOTO]

Trader Lewis Borsellino, wearing the white jacket and the LBJ badge, shouts his orders in S&P futures pit at the Chicago Mercantile Exchange, where open-outcry trading still dominates.


                                  *  *  *  *

The following is a transcript of a speech to be given by the Vice Chairman of the Board on Wednesday, March 14th. The transcript is currently available on the CBOT's intranet site, MemberNet.

                               Charles P. Carey
           Vice Chairman, Board of Directors, Chicago Board of Trade
                       Remarks at 105th Annual Convention
                   Of the National Grain and Feed Association
                                 March 14, 2001
                             New Orleans, Louisiana

     Thank you Mike Donnelly. Good morning. On behalf of our Chairman, Nick Neubauer, and our entire membership, our exchange appreciates the business your group brings to us. It is an honor to participate in your 105th annual convention, and I would like to thank Kendall Keith for extending the invitation to the Chicago Board of Trade to be here today.

     Thanks, also, to Paul Krug of ADM--your first-vice-chairman and a past member of the Board of Directors of the Chicago Board of Trade--and to Diane Klemme--who is a member of the CBOT's Agricultural Advisory Committee.

     While Chairman Neubauer is unable to be here today--he is participating in a worldwide futures industry conference--I know how important this group is to him. The Chicago Board of Trade has been hosting NGFA's welcoming reception for 27 years, and it is an event we look forward to every year.

     The CBOT was already 50 years old when NGFA was founded in 1896. Since then, we've worked together through good times and bad--bumper crops and droughts--to provide risk management vehicles for agricultural producers, and to help keep America's agricultural sector strong.

     The National Grain and Feed Association continues to have its finger on the pulse of U.S. agriculture, and the Chicago Board of Trade appreciates your backing on various key issues affecting our industry. Your past support for the necessary changes to our grain delivery system and on the issue of dual trading and the Commodity Futures Modernization Act of 2000 was critical to making our case in Washington, and for that we thank you. Moreover, your assistance in revising the U.S. Warehouse Act proved to be most beneficial to the CBOT, as we prepare to launch our Electronic Delivery System in May.

We also worked together on the issue of agricultural trade options. Many of you know our Board of Directors voted to support further deregulation of agricultural trade options. We believe trade options, with some modifications, can be an effective risk management tool, increasing the number of alternative products available to producers.

The Chicago Board of Trade is very appreciative of this positive relationship we have enjoyed throughout the years. As a member of the Board of Directors, along with our Chairman, we intend to do whatever we can to strengthen the dialogue between our two organizations for the betterment of both.

Many things have changed at the Chicago Board of Trade during the past year, and more changes are in the works. Our exchange is in the midst of an historic restructuring initiative, and we elected a new Chairman and hired a new CEO. We've incorporated more highly advanced technology onto our trading floors to make our open outcry markets even more efficient. And we launched our new electronic trading platform as part of our business plan to provide the best of both markets, and allow the customer to decide where they want to put their business at the Chicago Board of Trade.

Let me share with you our exchange's guiding principle. We see 2001, as I mentioned, as a year of major change at the CBOT as we move to complete our restructuring strategy and go from a member association to a for-profit entity. We want to increase the overall value of the CBOT, whether that means it will be via an electronic future, open outcry, or some combination of the two. That is what "for profit" means to us. Both electronic and open outcry markets will be part of our business plan.

This is a vision that encompasses member profits and exchange profits as part of that plan. It means moving forward with restructuring; electrifying our open outcry markets to make those markets more efficient and cost-effective; and improving our communications with members and customers.

We believe that the Chicago Board of Trade will continue to move forward and be highly successful by following sound and simple business principles.

But first let me clear up some misconceptions. Contrary to what you may have read or heard, we do not have financial problems at the CBOT. As Chairman of Finance Committee, I can tell you that we are financially sound. Because our year 2000 financial report is not out yet, I am going to use figures as of the third quarter of last year to make my point.

Our year 2000 third quarter financial report shows that revenues for the first nine months of last year actually were ahead of revenues for the three previous years. Our salaries and benefits are down versus earlier years, as is program spending, and the costs of operating our buildings, which we own, are about the same. Evidently, our members and management team are doing something right.

So what caused the financial crunch at the CBOT last year? Professional services, which ran at the $12 million level in 1997 and $20 million in 1998, were at $30 million to $32 million levels in 1999 and 2000. We also had contract severance costs of $8 million, expenses related to Y2K, as well as payment of $22 million on the a/c/e electronic trading platform we launched last year through an alliance with Eurex, the Swiss-German electronic futures exchange. In other words, last year's finances were sharply affected by high, one-time expenses. But those costs are behind us.

We have a tight budget for 2001, and I know this first-hand of because members have asked me to restore money to some of their favorite programs that have been cut. We budgeted for volume of 800,000 contracts per day in 2001, and presently we are averaging over one million. January volume was more than 20 million contracts as was trade in February. So, we are off to a good start. If we continue to meet the budget goals set forth for this year, our financial position will be strengthened to the tune of $20 million in the bank by the end of the year, and the CBOT will be able to continue to meet the demands of the marketplace.

With that said, let me talk about our plans for the future. On January 16, our Board of Directors approved the registration statement that details the CBOT's plan to demutualize and move to become a for-profit entity, and that statement now has been filed with the Securities and Exchange Commission. Included in that plan is a "core rights" provision that keeps our open outcry pits open if they are "liquid," a member fee preference, and language that highlights the importance of CBOT full members being able to continue to exercise their right to trade at the Chicago Board Options Exchange.

The core rights provision means simply that an open outcry pit would continue to be supported as long as it made a liquid market. Essentially, it would have to maintain at least 30% of the volume in its product. If an open outcry pit stays above that 30% benchmark, it stays open unless the members vote otherwise. Not maintaining that benchmark does not mean the pit would be closed. The Board of Directors would make a review and consider it. Creating such a clear performance standard, as opposed to just allowing the Board to decide, must be a core right in our restructuring plan. With the core rights provision, the plan would be more acceptable to our membership.

We believe the exercise right, which accords a CBOT full member trading privileges at the Chicago Board Options Exchange, is an essential portion of the value of our membership seats. Chairman Neubauer has told our members he will not take any steps that would endanger that right. That is why in our restructuring plan the exercise right is expressly enumerated as a factor our Board of Directors must consider in making a final determination to proceed with the restructuring, even after member approval, which we hope we will secure by mid-year.

Now many of you may have read about the appointment by the Board of Directors of our new CEO, David J. Vitale. David Vitale is a long-time Chicago bank executive with years of experience in capital markets.

David Vitale brings a tremendous breadth of knowledge and experience of our markets, our members, and, most important, our customers to the CBOT at a time our greatest opportunities lie before us. His leadership and his belief in our future come at a critical time as we move to complete our restructuring strategy. He has an action plan that we believe will bring added value and growth to the Chicago Board of Trade, and we look forward to working with him to make this a reality.

As I stated earlier, the principal objective of the CBOT is to increase the overall value of our enterprise. This means recognizing the importance of our open outcry and electronic markets and doing what is necessary to make them as competitive and as technically efficient as possible. The CBOT has to constantly look at how we can get orders processed and cleared in the most cost-efficient manner possible in order to provide the users of our markets the best level of service possible.

Grain producers, processors and merchandisers often mention to us that fast fills and efficient order routing are critical. We realize our customers get frustrated when the process gets backed up. We know our customers demand and deserve quick and efficient markets. So we listened to your concerns and did something about it.

With our Electronic Open Outcry Market, we are making it possible for customer orders to get in and out of our agricultural trading pits in seconds and at a lower cost. Our goal is to eliminate paper--eliminate the runner on our trading floor and electronically route orders directly to the broker in the trading pit. We are making tremendous progress on our order routing initiative, and we are capturing more order flow electronically--routed either to or from the pit. And we are committed to doing more.

Last year more than 3.8 million orders at the CBOT were sent electronically directly to pit brokers, compared with 2.1 million in 1999. Electronic replacement of nearly 4 million pieces of paper, formerly processed manually, has created substantial efficiencies for brokers and member firms.

Last year more than 36% of all agricultural futures orders were routed electronically, direct to brokers using electronic order receipt devices. Firms are providing their customers, on average, trade confirmations on market orders in less than one minute. More than 75% of the most active brokers use electronic devices to manage and endorse customer open outcry market orders at the CBOT. This is significant progress, but we are going to work hard to improve upon those numbers in 2001.

We have dedicated $8 million in our 2001 budget to further upgrades of our order routing system, which will allow us to add spreads to the system. This, plus three to four months of additional experience to demonstrate the stability of the system, will allow us to reimpose mandates on firms to use the electronic order routing system, which will lead to further efficiencies.

One of the first acts of our new Chairman was to form a user group to develop a program so we can get the best possible participation from our brokers. We also want to encourage the use of handheld devices by our local traders. This is a technology program that the CBOT has had in the past that will be substantially enhanced this year.

Speaking of technology, since its inception in late August, trade on a/c/e, our electronic trading system, has exceeded 14 million contracts and volume on the system continues to grow. We increased our trading hours on a/c/e to accommodate customer business globally, and we added an access point in Tokyo, and Hong Kong thus making the system available in the U.S., Europe and Asia. The business will continue to grow on a/c/e if we pay attention to the needs of our customers.

Currently, our agricultural contracts trade on a/c/e from 8:30 p.m. to 6:00 a.m. It is our intent to offer side-by-side trading during the day, in which our customers can choose to execute their risk management needs in our open outcry markets or on our electronic trading platform. Our Board of Directors approved the measure to allow side-by-side trading for our agricultural contracts and it is currently pending a membership vote.

Our priority is serving you, our customers. We know customer orders are the reason the CBOT exists today. We recognize the value of these relationships, and we are committed to doing whatever we can to keep and strengthen them. Our members are dedicated to making markets. If we can continue to electrify our open outcry markets, and continue to strengthen our electronic marketplace, we can enhance member opportunity while providing even better service for the users of our markets. This is something that is good for everyone.

But the innovation does not stop here. We are working with the Board of Trade Clearing Corporation on an electronic delivery system for corn and soybean shipping certificates. This system, which is expected to be implemented in May, will eliminate the use of paper documents in the delivery system and reduce costs for regular firms and other delivery market participants. A future release of this system will include soybean meal shipping certificates, soybean oil warehouse receipts and federal warehouse receipts for wheat, oats and rice.

For years, the Chicago Board of Trade has been a leader in the U.S. futures industry's efforts to educate government leaders and regulatory officials of the need to develop a less-burdensome regulatory regime for exchange-traded financial and agricultural derivatives--while still maintaining world-class market integrity.

Earlier this year Chairman Neubauer met with acting CFTC Chairman Jim Newsome, CFTC Commissioners David Spears, Tom Erickson, and Barbara Holum. We hope that Jim and his colleagues at the Commission will carry forward the practical, market users' perspective that was brought to the CFTC by former Chairman Bill Rainer.

The CBOT also is looking forward to working with Congressman Saxby Chambliss, who chairs the newly created House Subcommittee on General Farm Commodities and Risk Management. He is eagerly anticipating his new responsibilities and we think he will take a personal interest in CFTC oversight.

As I mentioned earlier in my remarks, we are very appreciative of the support given by the National Grain and Feed Association to the passage of the Commodity Futures Modernization Act of 2000. With this bill, Congress acted decisively to streamline regulation, foster innovation, and ensure that U.S. futures markets continue to provide reliable price discovery and innovative risk management solutions for our global customers. Also, by repealing the 18-year barrier to competition--known as the Shad-Johnson accord--Congress provided U.S. futures markets with the opportunity to compete with foreign markets on the new frontier of the investment world--single stock futures.

At the CBOT, we are particularly pleased that for the first time, the enormous sales force made up of broker-dealers and registered representatives will have the opportunity to offer their clients certain futures products offered on U.S. exchanges. Now, single stock futures can be traded by securities and futures exchanges, starting in August for institutional traders and in December for retail investors.

At the CBOT, our business development team has been working on the initial steps of a plan as it relates to single stock futures, as well as on a plan for how we can continue to make our agricultural markets as competitive and cost effective as possible for those who rely on these markets for risk management. Our commitment to providing the best agricultural risk management products and markets remains strong, and we at the CBOT will work to do whatever we can to strengthen that commitment.

Starting with our ProMarket proposal in 1993, the Chicago Board of Trade has been a leader in the effort to achieve regulatory flexibility and fairness for organized U.S. markets. We will continue to work with the Congress and the CFTC to ensure that U.S. markets maintain the opportunity to compete in an increasingly global marketplace. The passage of the Commodity Futures Modernization Act of 2000, coupled with the CBOT's plan to become a for-profit institution in the near future, substantially improves the prospects for restructuring our business in order to meet the enormous challenges ahead.

We believe the best vision for the Chicago Board of Trade is to increase the overall value of the institution, whether that means an electronic future, open outcry, or some combination of the two. We believe we must look at our member profit centers and CBOT profit centers together as part of an overall business plan. Member profits and a streamlined, efficiently managed and profitable Chicago Board of Trade are not mutually exclusive. It is the goal of the Board of Directors--of which I am a member--and of Chairman Neubauer to make sure this is the case.

These are exciting times for the Chicago Board of Trade and for the U.S. futures industry. I believe this year will be remembered as one of positive change and progress at the Exchange. Continuing to work closely with groups like the National Grain and Feed Association to meet the goals I have outlined for you today will put the CBOT on course to prosper, and to continue to be the world's most recognized and respected name in risk management.

Thank you for allowing me the opportunity to share my thoughts with you, and I wish you the best of luck in your ventures this year. As always, we welcome the input of the NGFA on how we can make our agricultural markets better serve you.

While the Board of Trade of the City of Chicago, Inc. (CBOT(R)) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT(R) members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT(R) has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, which it becomes available, and other documents filed by the CBOT(R) at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.